Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

May 12, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 12, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Abri SPAC 2, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each unit consists of one share of common stock, par value $0.0001, one redeemable warrant, and one right
Common Stock, $0.0001 par value
Warrants, each entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share
Rights, each to receive one-tenth of one share of common stock upon the consummation of an initial business combination

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi